EXHIBIT 2.1

WAIVER

This Waiver (the “Waiver”), dated as of May 23, 2007, waives certain provisions of the Agreement and Plan of Merger (the “Agreement”), dated as of March 5, 2007, by and among The Topps Company, Inc., a Delaware corporation (the “Company”), Tornante-MDP Joe Holding LLC, a Delaware limited liability company (“Parent”) and Tornante-MDP Joe Acquisition Corp., a Delaware corporation.  Capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Agreement.

WHEREAS, the Company has received from The Upper Deck Company an Acquisition Proposal, dated May 21, 2007, to acquire the Company, copies of which have been provided to Parent (the “Upper Deck Acquisition Proposal”); and

WHEREAS, pursuant to Section 6.2 of the Agreement, the Company is not permitted to furnish information to, or engage in discussions or negotiations with, Upper Deck or to take certain other actions described therein, unless certain conditions set forth in Section 6.2(c) have been satisfied, including, without limitation, that the board of directors of the Company determines in good faith, after consultation with its financial advisors and outside counsel, that the Acquisition Proposal submitted by Upper Deck constitutes or may reasonably be expected to result in a Superior Proposal (the “Board Determination”).

NOW, THEREFOR, in consideration of the foregoing premises and for other good and valuable consideration, Parent and Merger Sub agree as follows:

1.   Waiver.  Parent and Merger Sub hereby waive (i) the requirement under Section 6.2(c)(iii) of the Agreement that the board of directors make the Board Determination as to the Upper Deck Acquisition Proposal or any amendment or modification thereto that is, in the reasonable judgment of the Company, more favorable to the Company or its stockholders for the sole purpose of engaging in the activities described in 6.2(c)(A) and 6.2(c)(B) of the Agreement, subject to the limitations of this Waiver and the Agreement, and (ii) with respect to the board of directors’ discussion with Upper Deck regarding the Upper Deck Acquisition Proposal, the one-day notice required by Section 6.2(c)(x).  Notwithstanding the foregoing, if ever it becomes the case that the Upper Deck Acquisition Proposal (including such amendments and modifications described above) may not reasonably be expected to result in a Superior Proposal, then the board of directors shall make such determination, cease discussions with Upper Deck and comply with Section 6.2(b).  All other terms and provisions of the Agreement shall remain unchanged and in full force and effect.

2.   Limitations of Waiver.  Except to the extent expressly provided herein, nothing herein shall be deemed to limit or waive any of Parent’s rights or remedies under the Agreement, including, without limitation, under 6.2(d), 6.2(e), 6.2(f), 8.1 and 8.2.

3.   Governing Law.  This Waiver shall be governed by and construed in accordance with the laws of the State of New York, without regard to the principles of conflicts of law thereof.

4.   Section Headings.  The headings of the sections of this Waiver are inserted for convenience only and shall not be deemed to constitute a part thereof.

IN WITNESS WHEREOF, the undersigned have executed this Waiver as of the date first above written.

TORNANTE-MDP JOE HOLDING LLC

By:  The Tornante Company, LLC,

A Delaware limited liability company, its Operating Member

By: /s/ Michael P. Cole

Name:  Michael P. Cole

Title:  Director

TORNANTE-MDP JOE ACQUISITION CORP.

A Delaware corporation

By: /s/ Michael P. Cole

Name:  Michael P. Cole

Title:  Director